Exhibit 1

AGNICO-EAGLE MINES LIMITED News Release

Stock Symbol: AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE TO ISSUE $600,000,000 OF LONG-TERM UNSECURED NOTES

Toronto (March 19, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to announce today a private placement of an aggregate of $600,000,000 of guaranteed senior unsecured notes due 2017, 2020 and 2022 (the “Notes”) with a weighted average maturity of 9.84 years and weighted average yield of 6.59%.  The Company has received non-binding commitments from institutional investors in the United States and Canada to purchase the Notes.  Net proceeds from the sale of the Notes will be used to reduce amounts outstanding under the Company’s credit lines.  The Company expects the transaction to close in April 2010.

The Notes will not be registered under the Securities Act of 1933 (the “Securities Act”) as amended, or under any state securities laws, nor will the Notes be qualified by a prospectus under Canadian securities laws. Unless so registered or qualified, as the case may be, the Notes may not be offered or sold in the United States or Canada, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws or the prospectus requirements of Canadian securities laws, respectively.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian headquartered gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.